                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

                                (Amendment No. 4)

                                INTERLOGIX, INC.
                                (Name of Issuer)

                          COMMON STOCK, $0.01 PAR VALUE
                         (Title of Class of Securities)

                                  458763 10 09
                                 (CUSIP Number)

                                   BERWIND LLC
                                1 Belmont Avenue
                                    Suite 401
                              Bala Cynwyd, PA 19004
                              Attention: President
                                 (610) 771-0660

           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 With Copies to:

                              BERWIND Corporation
                             3000 Centre Square West
                               1500 Market Street
                             Philadelphia, PA 19102
                          Attention: Pamela I. Lehrer,
                       Vice President and General Counsel
                                 (215) 575-2319

                                       and

                                     DECHERT
                            4000 Bell Atlantic Tower
                                1717 Arch Street
                             Philadelphia, PA 19103
                           Attention: Carmen J. Romano
                                 (215) 994-4000

                                December 17, 2001
             (Date of Event which Requires Filing of this Statement)

            If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

            Note: Six copies of this Statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


CUSIP NO. 458763 10 09                                      Page 1 of 11 Pages


1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
      BERWIND LLC
      I.R.S. ID NO. 23-2586128


2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) /  /
                                                                  (b) /  /


3     SEC USE ONLY


4     SOURCE OF FUNDS
      00


5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
      REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                     /  /


6     CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware


       NUMBER OF        7     SOLE VOTING POWER
       SHARES
      BENEFICIALLY              0
       OWNED BY
        EACH            8     SHARED VOTING POWER
      REPORTING
     PERSON WITH              15,736,797


                        9     SOLE DISPOSITIVE POWER
                              15,736,797


                        10    SHARED DISPOSITIVE POWER
                              0


11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      15,736,797


12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES                                                  / /


13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      80.4%


14    TYPE OF REPORTING PERSON
      00

                                 SCHEDULE 13D

            This Amendment No. 4 amends the Statement on Schedule 13D, filed with the Securities and Exchange Commission on October 8, 1999 by SLC Technologies, Inc. ("SLC") and Berwind LLC (as successor in interest to Berwind Group Partners) ("Berwind"), as amended by Amendment No. 1, filed May 10, 2000 by Berwind, and Amendment No. 2, filed May 16, 2000 by SLC, and Amendment No. 3, filed June 6, 2000 by Berwind (the "Schedule 13D").

ITEM 1.     SECURITY AND ISSUER.

            This Statement on Schedule 13D (this "Statement") relates to the common stock, $0.01 par value per share (the "Company Common Stock"), of Interlogix, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 114 West 7th Street, Suite 1300, Austin, Texas 78701.

ITEM 2.     IDENTITY AND BACKGROUND.

            This Statement is being filed pursuant to Rule 13d-1(a) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), by Berwind LLC, a Delaware limited liability company ("Berwind"). Hereinafter, Berwind may sometimes be referred to as the "Reporting Person."

            Berwind is a limited liability company principally engaged, through its subsidiaries, in the ownership and operation of industrial, natural resources, financial and real estate businesses. The address of the principal business and executive offices of Berwind is 1 Belmont Avenue, Suite 401, Bala Cynwyd, PA 19004. Berwind is a limited liability company owned by five trusts, each of which was organized in Pennsylvania (collectively, the "Berwind Trusts"). The name and address of the business and principal office of each of the Berwind Trusts is set forth in Schedule A hereto. The principal business of each Berwind Trust is to hold investments for the benefit of its beneficiaries.

            The name, business address, present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, and citizenship of each authorized representative of Berwind and of each trustee of the Berwind Trusts are set forth in Schedule A hereto.

            During the last five years, neither Berwind, nor, to the best knowledge of Berwind, any of the persons referred to in this Item 2, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

            Not applicable.

ITEM 4.     PURPOSE OF TRANSACTION.

            (a)-(b) Pursuant to an Agreement and Plan of Merger, dated as of December 17, 2001 (the "Merger Agreement"), by and among General Electric Company, a New York corporation ("Parent"), Margaret Acquisition, Inc., a Delaware corporation (the "Purchaser"), and Interlogix, Inc., a Delaware corporation (the "Company"), Purchaser has agreed to effect an exchange offer (the "Exchange

Offer") for all of the issued and outstanding Common Stock of the Company ("Company Common Stock") in exchange for $38.86 per Share (collectively, the "Merger Consideration"), consisting of (i) $19.43, in cash, and (ii) that number of shares of common stock, par value $0.06 of Parent ("Parent Common Stock") equal to $19.43 divided by the average of the volume weighted sales prices per share of Parent's common stock on the New York Stock Exchange, Inc. for the five
(5) consecutive trading days ending on the second trading day immediately preceding the date on which the shares of Company Common Stock are first accepted for payment in the Exchange Offer. Subject to the conditions set forth in the Merger Agreement, Company will be merged (the "Merger" and, together with the Exchange Offer, the "Transactions") with and into the Purchaser; Purchaser will be the surviving corporation (the "Surviving Corporation") in the Merger and will remain a wholly-owned subsidiary of Parent. In the Merger, each issued and outstanding share of the Company Common Stock will be converted into the Merger Consideration.

            Pursuant to the Voting Agreement, dated as of December 17, 2001 (the "Voting Agreement"), by and among Parent, Purchaser and Berwind, and subject to the terms and conditions therein, Berwind has agreed to tender (and has agreed not to withdraw) its shares of Company Common Stock into the Exchange Offer. The Voting Agreement, as described in Item 5 below, is intended to support Purchaser's efforts to effect the Exchange Offer and the Merger.

            (c)  Not applicable.

            (d) Effective upon the date on which the shares of Company Common Stock are first accepted for payment in the Exchange Offer, and from time to time thereafter as Company Common Stock is acquired by Purchaser, Parent or their respective affiliates, Purchaser shall be entitled to designate upon written notice to the Company for appointment or election such number of directors, rounded up to the next whole number, on the board of directors of the Company as will give Purchaser, subject to compliance with Section 14(f) of the Exchange Act, representation on the board of directors of the Company equal to that number of directors which equals the product of (i) the total number of directors on the board of directors of the Company (giving effect to the directors appointed or elected pursuant to this sentence and including current directors serving as officers of the Company) and (ii) the percentage that the aggregate number of Company Common Stock beneficially owned by Parent, Purchaser or any of their respective affiliates (including such Company Common Stock as is accepted for payment pursuant to the Exchange Offer, but excluding Company Common Stock held by the Company or any of its subsidiaries) bears to the total number of shares of Company Common Stock then issued and outstanding. If the Merger is consummated, the directors of Purchaser will become the directors of the Surviving Corporation.

            (e) The Merger Agreement prohibits the Company from declaring, setting aside for payment or paying any dividend, or making any other distribution in respect of any shares of its capital stock or otherwise making any payments to its stockholders in their capacity as such.

            (f) Upon consummation of the Merger, the Company will be merged with and into Purchaser, a wholly-owned subsidiary of Parent.

            (g) The Merger Agreement limits the ability of the Company to negotiate with any persons other than the Purchaser regarding a Takeover Proposal (as hereinafter defined) during the pendency of the Merger Agreement. A "Takeover Proposal" is any inquiry, proposal or offer from any person (other than Parent and its subsidiaries, affiliates, and representatives) relating to any (A) direct or indirect acquisition or purchase of assets of the Company and its subsidiaries equal to 15% or more of the Company's consolidated assets or to which 15% or more of the Company's revenues or earnings on a consolidated basis are attributable, or (B) any direct or indirect acquisition of 15% or more of any class of equity securities of the Company, (C) any tender offer or exchange offer that if consummated would result in any person beneficially owning 15% or more of any class of equity securities of the Company or, (D) any merger, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Company or any assets of the Company and its subsidiaries equal to 15% or more of the Company's consolidated assets or to which 15% or more of the

Company's revenues or earnings on a consolidated basis are attributable, other than the transactions contemplated by the Merger Agreement.

            Upon consummation of the Merger, (i) the Certificate of Incorporation of Purchaser, as in effect immediately prior to the Merger, shall be the Certificate of Incorporation of the Surviving Corporation, and (ii) the by-laws of the Purchaser, as in effect immediately prior to the Merger, shall be the by-laws of the Surviving Corporation, both until thereafter amended as provided by law, the Certificate of Incorporation of the Purchaser and the by-laws of the Purchaser.

            (h) Upon consummation of the Merger, the Company Common Stock will cease to be quoted on any quotation system or exchange.

            (i) Upon consummation of the Merger, the Company Common Stock will become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act.

            (j) Other than as described above, Berwind currently has no plan or proposal which relates to, or may result in, any of the matters listed in Items 4(a)-(i) of this Schedule 13D.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.

            Under the definition of "beneficial ownership" as set forth in Rule 13d-3 under the Exchange Act, Berwind is the beneficial owner of 15,736,797 shares of Company Common Stock. Pursuant to the Voting Agreement, and subject to the terms and conditions contained therein, Berwind has agreed to tender (and has agreed not to withdraw) its shares of Company Common Stock into the Exchange Offer.

            During the term of the Voting Agreement, Berwind has agreed to vote the Company Common Stock beneficially owned by it (i) in favor of the Merger, the adoption of the Merger Agreement and the approval of the terms thereof and the Transactions; (ii) against any action or agreement that would result in a breach in any material respect of any covenant or any other obligation or agreement of the Company under the Merger Agreement or in a breach in any material respect of any representation or warranty of the Company in the Merger Agreement; (iii) against any Takeover Proposal; and (iv) against any amendment of the Company's articles of incorporation and by-laws or any other action or agreement that is intended or could reasonably be expected to impede, interfere with, delay, postpone or discourage the Exchange Offer or the Merger or change in any manner the voting rights of any class of the Company Common Stock. Pursuant to the Voting Agreement, Berwind has granted an irrevocable proxy to Parent to vote Berwind's shares of Company Common Stock on the matters listed above if Berwind breaches its voting obligations under the Voting Agreement. Berwind retains the power to vote the Company Common Stock on all other matters. Therefore, Berwind may be deemed to share voting power of its stock of the Company with Parent and Purchaser.

            During the term of the Voting Agreement, Berwind has agreed, except as otherwise contemplated by the Voting Agreement, not to grant any proxies relating to, or sell, transfer, give, pledge, encumber, assign or otherwise dispose of any shares of the Company Common Stock. Any additional shares of the Company Common Stock acquired by Berwind during the term of the Merger Agreement will be subject to the Voting Agreement. In addition, the Voting Agreement limits the ability of Berwind to negotiate with persons other than the Purchaser regarding a Takeover Proposal.

            If (A) the Merger Agreement is terminated by the Company pursuant to
Section 7.1(c)(ii) of the Merger Agreement and (B) within nine (9) months after the date of such termination, Berwind consummates the sale, transfer or other disposition for value of any or all of its Company Common Stock to or with any person or entity not an affiliate or associate of Parent, Purchaser or the Company (but including a sale to the Company if such sale is a transactional element of a Takeover Proposal) (i) in connection with a Takeover Proposal or (ii) in a transaction or series of related transactions which would reasonably be expected to lead to or facilitate the making or consummation of a Takeover Proposal (such sale, transfer or other disposition being collectively referred to as an "Alternative Disposition"), and (C) within nine (9) months after the date of such termination of the Merger Agreement such Takeover Proposal or any other Takeover Proposal is consummated, then Berwind shall pay to Parent the amount of any profit, net of taxes and certain fees and expenses, realized by Berwind from such Alternative Disposition.

            Pursuant to a Contribution Agreement, dated as of October 26, 2001 (the "Contribution Agreement"), by and between Berwind and the Company, Berwind made a capital contribution of 19,999 shares of Company Common Stock to the Company in connection with the granting by the Company of shares of restricted Company Common Stock to certain employees of the Company (the "Stock Grants"). If, pursuant to the Stock Grants or otherwise, any grantee of such shares of Company Common Stock forfeits his or her rights to such shares and such shares thereby become property of the Company, then the shares of Company Common Stock so forfeited shall be promptly transferred to Berwind by the Company without any consideration therefor.

            James L. Hamling, President and CEO of Berwind, owns 3,600 shares of the Company Common Stock directly, 5,400 shares of the Company Common Stock through a family partnership, and has options to acquire 5,000 shares of Company Common Stock.

            The Berwind Trusts are members of Berwind, and the Berwind Trusts, their trustees and Berwind's authorized representatives may be deemed to have indirect beneficial ownership of any Company Common Stock owned by Berwind. The Berwind Trusts, their trustees and each such authorized representative of Berwind disclaim beneficial ownership of the Company Common Stock owned by Berwind. Neither the filing of this Statement nor any of its contents shall be deemed to constitute an admission that any of the foregoing persons is the beneficial owner of the Company Common Stock referred to in this Item for purposes of Section 13(d) of the Exchange Act or any other purpose.

            Except as disclosed in this Statement, to the best of the Reporting Person's knowledge, none of the persons named in Item 2 hereof or on Schedule A hereto beneficially owns any shares of Company Common Stock, nor have any transactions in Company Common Stock been effected during the past 60 days by the Reporting Person or, to the best knowledge of the Reporting Person, by any of the persons named in Item 2 hereof or on Schedule A hereto. In addition, no other person is known by the Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities covered by this Statement.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

              Other than as described above and in the original Schedule 13D and amendments thereto to which this Amendment relates, to Berwind's knowledge, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 of the original Schedule 13D and between such persons and any person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.

            (1) Agreement and Plan of Merger dated as of December 17, 2001, among the Parent, Purchaser and the Company.

            (2) Voting Agreement dated as of December 17, 2001, among the Parent, Purchaser and Berwind.

            (3) Contribution Agreement dated as of October 26, 2001, by and between Berwind and the Company.

                                  SIGNATURES

            After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated: December 27, 2001           BERWIND LLC



                                   By:   /s/ Bruce J. McKenney
                                      ---------------------------------
                                   Name: Bruce J. McKenney
                                   Title: Senior Vice President
                                   Administration

                                      EXHIBIT INDEX


EXHIBIT NUMBER                      EXHIBIT NAME

(1) Agreement and Plan of Merger dated as of December 17, 2001, among the Parent, Purchaser and the Company.*

(2) Voting Agreement dated as of December 17, 2001, among the Parent, Purchaser and Berwind.

(3) Contribution Agreement dated as of October 26, 2001, by and between Berwind and the Company.


*Incorporated by reference to Exhibit 2.1 to the Form 8-K filed by the Company on December 19, 2001.

SCHEDULE A

                                                        PRESENT PRINCIPAL
NAME, TITLE AND ADDRESS             CITIZENSHIP          BUSINESS ADDRESS
-----------------------             -----------          ----------------
DIRECTORS OF BERWIND LLC:

C.G. Berwind, Jr.                        USA           3000 Centre Square West
                                                       1500 Market Street
                                                       Philadelphia, PA  19102

J. L. Hamling                            USA           3000 Centre Square West
                                                       1500 Market Street
                                                       Philadelphia, PA  19102

B. J. McKenney                           USA           3000 Centre Square West
                                                       1500 Market Street
                                                       Philadelphia, PA  19102

Thomas B. Morris, Jr., Esq.              USA           4000 Bell Atlantic Tower
                                                       1717 Arch Street
                                                       Philadelphia, PA  19103

OFFICERS OF BERWIND LLC:

C. G. Berwind, Jr., Chairman             USA           3000 Centre Square West
                                                       1500 Market Street
                                                       Philadelphia, PA  19102

J. L. Hamling, President and             USA           3000 Centre Square West
CEO of Berwind LLC; President and                      1500 Market Street
CEO of Berwind Corporation;                            Philadelphia, PA  19102
President of Berwind Industries
LLC

B. J. McKenney, Senior                   USA           3000 Centre Square West
VP-Administration                                      1500 Market Street
                                                       Philadelphia, PA  19102

V. R. Ziff, VP and Treasurer             USA           3000 Centre Square West
                                                       1500 Market Street
                                                       Philadelphia, PA  19102

W. Glenn Kenney, VP-Corporate            USA           3000 Centre Square West
Development and Planning                               1500 Market Street
                                                       Philadelphia, PA  19102

P. I. Lehrer, VP and General             USA           3000 Centre Square West
Counsel                                                1500 Market Street
                                                       Philadelphia, PA  19102

M. A. LaRue, Secretary                   USA           3000 Centre Square West
                                                       1500 Market Street
                                                       Philadelphia, PA  19102

B. D. Reed, Assistant                    USA           3000 Centre Square West
Secretary                                              1500 Market Street
                                                       Philadelphia, PA  19102

TRUSTS AND TRUSTEES:

TRUST NAME                                             ADDRESS
----------                                             -------
C. G. Berwind, Jr., Thomas B.                          3000 Centre Square West
Morris, Jr., Joanna Berwind                            1500 Market Street
Creamer and Jessica Berwind                            Philadelphia, PA  19102
Brummett, Trustees u/d/t of
Charles G. Berwind dated
2/28/63 for C. G. Berwind,
Jr., et al.

C. Graham Berwind, III,                                3000 Centre Square West
Joanna Berwind Creamer, J. L.                          1500 Market Street
Hamling and Thomas B. Morris,                          Philadelphia, PA  19102
Jr., Trustees u/d/t of C. G.
Berwind, Jr. dated 12/31/72
for:  C. Graham Berwind, III,
et al.

Jessica Berwind Brummett,                              3000 Centre Square West
Joanna Berwind Creamer, J. L.                          1500 Market Street
Hamling and Thomas B. Morris,                          Philadelphia, PA  19102
Jr., Trustees u/d/t of C. G.
Berwind, Jr., dated 12/31/72
for:  Jessica Berwind
Brummett, et al.

James D. Berwind, Joanna                               3000 Centre Square West
Berwind Creamer, J. L.                                 1500 Market Street
Hamling and Thomas B. Morris,                          Philadelphia, PA  19102
Jr., Trustees u/d/t of C. G.
Berwind, Jr., dated 12/31/72
for:  James D. Berwind, et al.

Joanna Berwind Creamer, J. L.                          3000 Centre Square West
Hamling and Thomas B. Morris,                          1500 Market Street
Jr., Trustees u/d/t of C. G.                           Philadelphia, PA  19102
Berwind, Jr., dated 12/31/72
for:  Joanna Berwind Creamer,
et al.

         NAME                          OFFICE             BUSINESS ADDRESS
         ----                          ------             ----------------
C. Graham Berwind, Jr.         Chairman & CEO           3000 Centre Square West
                               Berwind Corporation      1500 Market Street
                                                        Philadelphia, PA  19102

C. Graham Berwind, III         Portfolio Manager        3000 Centre Square West
                               Berwind Hotel Group,     1500 Market Street
                               Inc.                     Philadelphia, PA  19102

Joanna Berwind Creamer         Trustee                  3000 Centre Square West
                                                        1500 Market Street
                                                        Philadelphia, PA  19102

Jessica Berwind Brummett       Marketing Director       3000 Centre Square West
                               Berwind Corporation      1500 Market Street
                                                        Philadelphia, PA  19102

James D. Berwind               President                2424 E. Las Olas Boulevard
                               Atlantic Yard Co.        Fort Lauderdale, FL  33301

James L. Hamling               President and CEO        3000 Centre Square West
                               Berwind Corporation      1500 Market Street
                               and Berwind LLC;         Philadelphia, PA  19102

                               President
                               Berwind Industries LLC

Thomas B. Morris, Jr., Esq.    Attorney, Dechert        4000 Bell Atlantic Tower
                                                        1717 Arch Street
                                                        Philadelphia, PA  19103

Berwind Hotel Group is engaged, through its affiliated entities, in the business of acquiring and managing hotels. Berwind Hotel Group's address is 1 Belmont Avenue, Suite 401, Bala Cynwyd, PA 19004.

Atlantic Yard Co. is a retail provider of upscale garden supplies and its address is 2450 Wilton Drive, Wilton Manors, FL 33005.

Berwind Corporation and Berwind Industries LLC are engaged, through their respective subsidiaries, in the ownership and operation of businesses. Berwind Corporation and Berwind Industries' address is 3000 Centre Square West, 1500 Market Street, Philadelphia, PA 19102.

Dechert is a law firm and its address is 4000 Bell Atlantic Tower, 1717 Arch Street, Philadelphia, PA 19103.